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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	July 15, 2024

American Hospitality Properties REIT II, Inc.

(Exact name of issuer as specified in its charter)

Delaware	92-2883234
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas 75254

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 9. Other Events

On June 21, 2024, Phoenix American Hospitality, LLC (“PAH”), the manager of American Hospitality Properties REIT II, Inc. (the “Company”), received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting the production of certain documents relating to an investigation by the SEC of PAH and related entities, including the Company. Although there is no assurance as to the scope or outcome of this matter, the investigation appears to concern, among other topics, certain of the Company’s and related entities’ business operations, marketing statements and business projections. The Company is evaluating the subpoena and intends to cooperate fully with the SEC. The Company also, effective July 15, 2024, voluntarily and temporarily, paused the payment of distributions and the solicitation of additional investments.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT II, Inc.

By (Signature and Title)	/s/ Jay Anderson, Executive Vice President and CFO

Date	July 19, 2024